SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

YRC WORLDWIDE INC.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
984249300

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984249300	SCHEDULE 13G/A	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

12,086 shares of Common Stock issuable upon conversion of $224,088 in aggregate principal amount of Series B Notes
3,331 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

12,086 shares of Common Stock issuable upon conversion of $224,088 in aggregate principal amount of Series B Notes
3,331 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,086 shares of Common Stock issuable upon conversion of $224,088 in aggregate principal amount of Series B Notes
3,331 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.16%
12		TYPE OF REPORTING PERSON (See Instructions) PN

1 As discussed in more detail in Item 4, the Series B Notes and the Series A Notes (each as defined in Item 4) held by the Reporting Persons currently have certain voting rights on an as converted basis.

CUSIP No. 984249300	SCHEDULE 13G/A	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

188,213 shares of Common Stock issuable upon conversion of $3,489,517 in aggregate principal amount of Series B Notes
51,873 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

188,213 shares of Common Stock issuable upon conversion of $3,489,517 in aggregate principal amount of Series B Notes
51,873 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,213 shares of Common Stock issuable upon conversion of $3,489,517 in aggregate principal amount of Series B Notes
51,873 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.51%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 984249300	SCHEDULE 13G/A	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Owl Creek Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

120,207 shares of Common Stock
601,021 shares of Common Stock issuable upon conversion of $11,143,087 in aggregate principal amount of Series B Notes
165,645 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

120,207 shares of Common Stock
601,021 shares of Common Stock issuable upon conversion of $11,143,087 in aggregate principal amount of Series B Notes
165,645 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,207 shares of Common Stock
601,021 shares of Common Stock issuable upon conversion of $11,143,087 in aggregate principal amount of Series B Notes
165,645 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.26%
12		TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. 984249300	SCHEDULE 13G/A	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS Owl Creek SRI Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

3,534 shares of Common Stock
17,086 shares of Common Stock issuable upon conversion of $316,786 in aggregate principal amount of Series B Notes
4,709 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

3,534 shares of Common Stock
17,086 shares of Common Stock issuable upon conversion of $316,786 in aggregate principal amount of Series B Notes
4,709 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,534 shares of Common Stock
17,086 shares of Common Stock issuable upon conversion of $316,786 in aggregate principal amount of Series B Notes
4,709 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.26%
12		TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. 984249300	SCHEDULE 13G/A	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.19%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 984249300	SCHEDULE 13G/A	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.19%
12		TYPE OF REPORTING PERSON (See Instructions) PN & IA

CUSIP No. 984249300	SCHEDULE 13G/A	Page 8 of 13 Pages

1		NAME OF REPORTING PERSONS Jeffrey Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)1

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

123,741 shares of Common Stock
818,406 shares of Common Stock issuable upon conversion of $15,173,478 in aggregate principal amount of Series B Notes
225,558 shares of Common Stock issuable either as Make-Whole shares or upon conversion of the PIK Notes (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.19%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 984249300	SCHEDULE 13G/A	Page 9 of 13 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G/A filed on February 14, 2012 (the "First Amended Schedule 13G"), with respect to shares of Common Stock (as defined below) of the Issuer (as defined below). This Amendment amends and restates the First Amended Schedule 13G in its entirety as set forth below.

Item 1.	(a) Name of Issuer

YRC Worldwide Inc. (the "Issuer")

(b) Address of Issuer’s Principal Executive Offices

10990 Roe Avenue, Overland Park, Kansas 66211.

Item 2.	(a) Name of Person Filing

(i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

(ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

(iii) Owl Creek Overseas Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), with respect to the shares of Common Stock directly owned by it;

(iv) Owl Creek SRI Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek SRI"), with respect to the shares of Common Stock directly owned by it;

(v)  Owl Creek Advisors, LLC, a Delaware limited liability company, the general partner with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II and the manager with respect to the shares of Common Stock directly owned by Owl Creek Overseas and Owl Creek SRI;

(vi) Owl Creek Asset Management, L.P., a Delaware limited partnership, the investment manager with respect to the shares of Common Stock directly owned by Owl Creek I, Owl Creek II, Owl Creek Overseas, and Owl Creek SRI; and

(vii) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek SRI.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(c) Citizenship

Each of Owl Creek I, Owl Creek II, and Owl Creek Asset Management, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Owl Creek Overseas and Owl Creek SRI is an exempted company organized under the laws of the Cayman Islands. Owl Creek Advisors, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

(d) Title of Class of Securities

Common Stock, $0.01 par value (the "Common Stock")

(e) CUSIP No.:

984249300

CUSIP No. 984249300	SCHEDULE 13G/A	Page 10 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 984249300	SCHEDULE 13G/A	Page 11 of 13 Pages

Item 4. Ownership

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the sum of the following:

1) a total of 8,532,181, the number of shares of Common Stock issued and outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed on November 1, 2012.

2) up to 818,406 shares of Common Stock into which the Series B Notes are convertible into, as described below.

3) up to 225,558 shares of Common Stock issuable as Make Whole Shares, as described below, or upon conversion of the PIK Notes, as described below.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The 10% Series B Notes of the Issuer (the "Series B Notes") reported herein became convertible into shares of Common Stock on September 16, 2011 at an original conversion price of $0.0618 per share, the reverse split adjusted conversion price is now $18.54. Accordingly, the $15,173,478 in aggregate principal amount of Series B Notes reported herein (which include notes received as PIK) is currently convertible into 818,406 shares of Common Stock.

An additional 225,558 shares of Common Stock in the aggregate are issuable pursuant to the Series B Notes, either upon conversion of the PIK Notes or as Make-Whole Shares, as more fully set forth in Item 4 of the First Amended Schedule 13G. The make-whole amount (now approximately $4,181,905) is payable in shares of Common Stock (the “Make-Whole Shares”) at a price per share equal to the reverse split adjusted conversion price of the Series B Notes.

The Reporting Persons also hold $15,325,732 in aggregate principal amount of 10% Series A Notes of the Issuer (the "Series A Notes"). The Series A Notes are not convertible into shares of Common Stock until July 22, 2013. The original conversion price of the Series A Notes was $0.1134, on a reverse split adjusted basis now amounts to $29.41.

As more fully set forth in the Initial Schedule 13G filed on September 27, 2011, the holders of the Series A Notes may have voting rights before July 22, 2013, if certain conditions are met, including compliance with NASDAQ listing Rule 5640.

CUSIP No. 984249300	SCHEDULE 13G/A	Page 12 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984249300	SCHEDULE 13G/A	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Jeffrey A. Altman

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek I, L.P., Owl Creek II L.P, Owl Creek Overseas Master Fund, Ltd., and Owl Creek SRI Master Fund, Ltd.